Capitalization and indebtedness
Exhibit 99.2
The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 30 June 2010 in accordance with IFRS:

30 June 2010
$ million
Share capital
Capital shares (1-2)	5,183
Paid-in surplus (3)	11,058
Merger reserve (3)	27,206
Own shares	(117)
Available-for-sale investments	339
Cash flow hedges	(323)
Foreign currency translation reserve	3,182
Treasury shares	(21,163)
Share-based payment reserve	1,468
Profit and loss account	58,657

BP shareholders’ equity (4)	85,490

Finance debt (5-7)
Due within one year	8,321
Due after more than one year	22,259

Total finance debt	30,580

Total capitalization (8)	116,070

(1)	Issued share capital as of 30 June 2010 comprised 18,789,561,052 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,857,539,914 ordinary shares which have been bought back and held in treasury by BP and 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

(2)	Capital shares represent the ordinary shares of BP which have been issued and are fully paid.

(3)	Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

(4)	See note 2 on pages 26-29 for an explanation of the impact on the financial statements of the Gulf of Mexico oil spill.

(5)	Finance debt recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 30 June 2010.

(6)	Obligations under finance leases are included within finance debt in the above table.

(7)	As of 30 June 2010, the parent company, BP p.l.c., had outstanding guarantees totalling $26,894 million, of which $26,861 million related to guarantees in respect of liabilities of its subsidiary undertakings, including $26,627 million relating to borrowings by subsidiaries. Thus 87% of the Group’s finance debt had been guaranteed by BP p.l.c.

At 30 June 2010 of $30,580 million finance debt, $1,155 million was secured and the remainder was unsecured. At 31 December 2009, BP had guaranteed $919 million of indebtedness of jointly controlled entities, associates and other third parties and there has been no material change since that date. BP had, as of 30 June 2010, no material outstanding contingent indebtedness and there have been no material changes since that date.

(8)	Except as disclosed under Liquidity and Capital resources on pages 6 and 7, there has been no material change since 30 June 2010 in the consolidated capitalization and indebtedness of BP.

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